UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

(Check One):   | | Form 10-K and Form 10-KSB   |_| Form 11-K    |_| Form 20-F

                |X | Form 10-Q and Form 10-QSB   |_| Form N-SAR

          For Period Ended: February 28, 2007

     |_|  Transition Report on Form 10-K

     |_|  Transition Report on Form 20-F

     |_|  Transition Report on Form 11-K

     |_|  Transition Report on Form 10-Q

     |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

Commission file number 000-50374

INFE - HUMAN RESOURCES, INC.

(Name of Small Business Issuer in its Charter)

Nevada                                               54-2013455

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(State or Other Jurisdiction of

Incorporation or Organization)           (I.R.S. Employer Identification No.)

67 Wall Street, 22nd Floor, New York, NY

10005-3198

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(Address of Principal Executive Offices)

(Zip Code)

Issuer's Telephone Number, including area code:

(212) 859-3466

PART II

RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; |X|

(b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will be filed  on or  before  the  15th  calendar  day  following  the  prescribed  due  date;  or  the  subject   quarterly   report  or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and |X|

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As a result of unexpected delays in generating the data necessary to finalize the Form 10-QSB such report could not be timely filed without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

              Arthur Viola                         (212) 859-3466

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                 (Name)                  (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              |X| Yes  |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              |X| Yes  | | No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company emerged from development stage since the corresponding period for the last fiscal year and now has revenues and associated expenses from operations.  Accordingly, the results of operations will be significantly different than the corresponding period for the last fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 13, 2007

INFE - HUMAN RESOURCES, INC.

By:/s/ Arthur Viola

Name: Arthur Viola

Title: CEO

          INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and Regulations under the Securities Exchange Act of 1934.

     2.  One signed original  and  four conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange Commission, Washington,  DC 20549,  in accordance  with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

     5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.